                                                                     EXHIBIT 4.3


MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the interim unaudited consolidated financial statements for the three and six months ended June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

DRILLING

-------------------------------------------------------------------------------------------------
                                                SIX MONTHS ENDED JUNE 30
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WELLS DRILLED                         2003                                  2002
-------------------------------------------------------------------------------------------------
                           GROSS (1)          NET (2)           Gross (1)          Net (2)
                       --------------------------------------------------------------------------
Natural gas                           96                 75               102                 80
Oil                                   10                  9                 3                  3
Other                                 -                  -                  2                  1
Dry                                    8                  6                 9                  7
-------------------------------------------------------------------------------------------------
TOTAL                                114                 90               116                 91
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) "Gross" wells means the number of wells in which Paramount has a working interest.

(2) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Paramount's percentage working interest therein.

During the six months ended June 30, 2003, Paramount participated in the drilling of 114 gross wells (90 net) including 37 wells (33 net) in the second quarter, compared to 116 gross wells (91 net) during the same period in 2002.

CAPITAL EXPENDITURES

----------------------------------------------------------------------------------------------------
                                                                  SIX MONTHS ENDED JUNE 30
----------------------------------------------------------------------------------------------------
(thousands of dollars)                                        2003            2002            2001
----------------------------------------------------------------------------------------------------
Land                                                       $   7,441        $  3,531       $ 18,861
Geological and geophysical                                     4,171           6,883          7,219
Drilling                                                      55,435         106,196         94,090
Production equipment and facilities                           36,021          60,442         76,423
----------------------------------------------------------------------------------------------------
NET EXPLORATION AND DEVELOPMENT EXPENDITURES                 103,068         177,052        196,593
Summit Resources Limited acquisition                               -         437,933              -
Dry hole and seismic costs expensed                          (23,620)        (10,053)       (11,802)
Petroleum and natural gas property impairme nt                (9,868)        (49,136)             -
Property acquisitions                                              -          28,400          6,962
Property dispositions                                       (324,845)         (1,344)        (7,068)
Other                                                            490             505            633
Depletion and depreciation expense                           (83,183)        (60,600)       (32,000)
----------------------------------------------------------------------------------------------------
NET CHANGE IN CAPITAL ASSETS                               $(337,958)       $522,757       $153,318
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

Capital additions for the quarter were concentrated in the Kaybob and Cameron Hills areas. For the six months ended June 30, 2003, net exploration and development expenditures totaled $103.1 million.

During the second quarter 2003, Paramount closed a number of minor non-core property dispositions for net proceeds of approximately $39 million. Total proceeds received to date for the minor property dispositions is approximately $59 million. The proceeds received from the minor property dispositions have been applied against the Company's debt facilities.

STOCK OPTIONS

During the quarter 1,455,500 stock options were issued at an exercise price of $9.00 per option. Also during the quarter, 941,500 stock options issued in 2001, the majority of which were at exercise prices of $14.50 and $13.35 per option, were re-priced to exercise prices of $10.22 and $9.07 per option, respectively. Total stock options issued and outstanding at June 30, 2003 were 2,977,000.

REVENUE

Natural gas revenue before hedging totaled $195.6 million for the six months ended June 30, 2003, as compared to $130.1 million during the same period in 2002. The increase in natural gas revenue results from higher commodity prices received during the period. Stronger natural gas demand resulted in an increase of 115 percent in Paramount's year-to-date average natural gas sales price to $6.45/Mcf (pre-hedge) as compared to $3.00/Mcf (pre-hedge) for the comparable period in 2002. Included in gross revenue are $40.3 million of natural gas hedging losses. The 2003 year-to-date average natural gas price after hedging was $5.08/Mcf.

For the three months ended June 30, 2003, natural gas revenue before hedging totaled $76.3 million as compared to $81.1 million for the same period in 2002. The 13 percent reduction in quarter-over-quarter sales was primarily due to the disposition of the Northeast Alberta assets to the Trust in March 2003.

Natural gas sales volumes averaged 167.4 MMcf/d to June 30, 2003, as compared to
221.5 MMcf/d reported for the same period in 2002. Second quarter natural gas sales averaged 142.0 MMcf/d, a 39 percent decrease from 231.4 MMcf/d reported for the equivalent period in 2002. The decrease in natural gas sales is primarily the result of the disposition of the Northeast Alberta assets to the Trust.

---------------------------------------------------------------------------------------------------
REVENUE ANALYSIS                                                SIX MONTHS ENDED JUNE 30
---------------------------------------------------------------------------------------------------
(thousands of dollars)                                 2003               2002              2001
---------------------------------------------------------------------------------------------------
Natural gas and other                               $ 195,596          $ 130,138         $ 349,552
Crude oil and natural gas liquids                      55,621             17,400            13,973
Commodity hedging gain (loss)                         (44,322)            31,495           (36,769)
Gain (loss) on sale of short-term investments          (1,020)            40,105             2,982
Other revenue                                             671                  -                 -
---------------------------------------------------------------------------------------------------
GROSS REVENUE                                         206,546            219,138           329,738
Royalties                                             (50,912)           (25,600)          (69,059)
---------------------------------------------------------------------------------------------------
NET REVENUE                                         $ 155,634          $ 193,538         $ 260,679
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Oil and natural gas liquids revenue before hedging for the six months ended June 30, 2003 increased 220% to $55.6 million as compared to $17.4 million for the comparable period in 2002. The increase in oil and natural gas liquids revenue results from higher commodity prices, the addition of Summit's oil and natural gas liquids production and new oil production from Cameron Hills. Stronger oil and natural gas liquids demand resulted in an increase of 29 percent in Paramount's year-to-date average oil and natural gas liquids sales price to $40.03/Bbl (pre-hedge) as compared to $31.09/Bbl (pre-hedge) in the comparable period in 2002. Included in gross revenue are $4.0 million of oil and natural gas liquids hedging losses. The 2003 year-to-date crude oil price after hedging was $37.97/Bbl.

For the three months ended June 30, 2003, oil and natural gas liquids revenue before hedging totaled $25.2 million as compared to $8.1 million for the same period in 2002.

Oil and natural gas liquids production volumes increased 148 percent to average 7,677 Bbl/d for the six months ended June 30, 2003 as compared to 3,092 Bbl/d for the comparable period in 2002. The increase is attributable to the acquisition of Summit, which at the time of acquisition produced approximately 5,000 Bbl/d of oil and natural gas liquids. Cameron Hills oil production contributed approximately 154 Bbl/d for the six months ended June 30, 2003. Once all five Cameron Hills oil wells are on line, gross production is estimated to be 1,500 Bbl/d of which 1,372 Bbl/d will be net to Paramount.

Oil and natural gas liquids production volumes totaled 7,465 Bbl/d in the second quarter of 2003, as compared to 2,639 Bbl/d for the comparable quarter of 2002. The 5% decrease from oil and natural gas liquids production of 7,892 Bbl/d in the first quarter of 2003 was due primarily to minor property dispositions closed during the quarter, offset somewhat by new oil production at Sturgeon Lake and Cameron Hills.

---------------------------------------------------------------------------------------------------------
CASH NETBACKS PER UNIT OF TOTAL PRODUCTION                          SIX MONTHS ENDED JUNE 30
---------------------------------------------------------------------------------------------------------
($/BOE@6:1)                                                 2003               2002               2001
---------------------------------------------------------------------------------------------------------

Sales price before hedging                               $  39.00           $   20.37          $   50.65
Less:
    Royalties                                               (7.90)              (3.54)             (9.62)
    Operating costs                                         (5.77)              (5.60)             (4.07)
---------------------------------------------------------------------------------------------------------
CASH NETBACK, BEFORE HEDGING                                25.33               11.23              36.96
Commodity hedging gain (loss)                               (6.88)               4.35              (5.12)
---------------------------------------------------------------------------------------------------------
CASH NETBACK, AFTER HEDGING                              $  18.45           $   15.58          $   31.84
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

ROYALTIES

Alberta gas crown royalties are a cash royalty calculated on the Crown's share of production using the Alberta Reference Price. The Alberta Reference Price is the monthly weighted average well head price for gas consumed in Alberta and gas exported from Alberta reduced by allowances for transportation and marketing. A subsequent cost of service credit is applied to account for the Crown's share of allowable capital and processing fees to arrive at the net royalty. Generally the Crown's share of production will increase in a higher price environment.

Royalties for the six months ended June 30, 2003 averaged $7.90/BOE or 20 percent of Paramount's average sales price of $39.00/BOE. This compares to $3.54/BOE or 17 percent of the average sales price reported for the same period in 2002. The increased rate results from the higher commodity prices received during the quarter, before hedging losses, as compared to prior year. Hedging losses do not reduce royalty expense due to the Crown's use of the Alberta Reference Price to calculate royalties, as opposed to the Company's realized price.

For the three months ended June 30, 2003, royalties totaled $19.7 million as compared to $16.5 during the same period a year earlier.

OPERATING COSTS

For the six months ended June 30, 2003, operating costs totaled $37.2 million compared to $40.5 million during the same period a year earlier.

On a unit-of-production basis, average operating costs increased 3 percent to $5.77/BOE from $5.60/BOE in 2002. This increase reflects seasonal maintenance associated with the Company's facilities as well as a general increase in the cost of field services and supplies, as compared to prior year. For the three months ended June 30, 2003, operating costs totaled $18.3 million as compared to $22.6 million for the same period in 2002, as a result of the disposition of the Northeast Alberta assets to the Trust and other property dispositions recorded in 2003.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses totaled $9.4 million for the six months ended June 30, 2003, as compared to $5.7 million recorded for the same period a year earlier. On a unit-of-production basis, general and administrative expenses increased to $1.45/BOE as compared to $0.79/BOE for the period ended June 30, 2003. The increase from 2002 is due primarily to lower overhead recoveries related to lower capital spending levels compared to prior year. Paramount does not capitalize any general and administrative expenses.

DRY HOLE COSTS

The Company follows the Successful Efforts Method of accounting for petroleum and natural gas operations. Under this method the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. The cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. For the six months ended June 30, 2003, $19.4 million in dry hole costs were recorded, as compared to $3.2 million in the same period of 2002. Of the dry hole expense recorded in 2003, approximately $11.5 million results from wells drilled in prior years, which were determined in the current year to be incapable of production in economic quantities.

WRITE-DOWN OF US PETROLEUM AND NATURAL GAS PROPERTIES

During the three months ended June 30, 2003, the Company recorded a write-down of $9.9 million, representing the remainder of its petroleum and natural gas assets in California.

CURRENT INCOME TAXES

At December 31, 2002, the Company had accumulated tax pools of approximately $796 million, which will be available for deduction in 2003 in accordance with Canadian income tax regulations at varying rates of amortization. Paramount does not expect to pay current income taxes in 2003.

In 2003, the Alberta provincial and Canadian federal governments introduced legislation to reduce corporate taxes. The changes are considered substantively enacted for the purposes of Canadian GAAP and, accordingly, the Company's future income tax liability has been reduced by $33.4 million. The effect of this reduction has been recognized on the income statement as a future tax recovery for the three and six-month periods ended June 30, 2003.

CASH FLOW AND EARNINGS

Cash flow from operations totaled $95.0 million or $1.58 per basic and diluted common share, representing a 31 percent decrease from the $139.2 million, or $2.34 per basic and diluted common share reported for the corresponding period in 2002. The decrease is due to lower production levels, as well as commodity hedging losses, offset somewhat by higher natural gas and oil and natural gas liquids prices, as compared to prior year. Fully diluted weighted average shares outstanding totaled 60.2 million at June 30, 2003.

Cash flow will continue to be directed towards the Company's capital expenditure program and the reduction of bank indebtedness.

Net loss for the six months ended June 30, 2003 totaled $0.8 million or $0.01 per basic and fully diluted common share, compared to net income of $45.5 million, or $0.77 per basic common share ($0.76 per fully diluted common share) reported for the same period a year earlier. The net loss for the six month period is the result of a commodity hedging loss of $44.3 million, offset by a $33.4 million future tax gain due to changes in federal and provincial tax rates. A one-time loss on sale of property and equipment of $21.7 million was recorded as a result of the disposition of a non-core property in Alberta.